UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-65329

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Rivington Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

800 Town & Country Blvd, Suite 500
(No. and Street)

Houston	TX	77024
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott A. Logan	713-750-0900	slogan@rivingtoncap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

McBee & Co., PC
(Name – if individual, state last, first, and middle name)

718 Paulus Avenue	Dallas	TX	75214
(Address)	(City)	(State)	(Zip Code)

09/22/2009	3631
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott A. Logan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Rivington Securities, LLC, as of 12/31, 22024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JULIE BLOOMER
My Notary ID # 129108062
Expires August 31, 2028

Julie Bloomer
Notary Public

Signature:
Title:
Chief Executive Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Rivington Securities, LLC

Financial Statements and Supplemental Schedules
For the Year Ended December 31, 2024

This report is filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a **PUBLIC document**.

INDEX TO FINANCIAL STATEMENTS



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Rivington Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Rivington Securities, LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Rivington Securities, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Rivington Securities, LLC 's management. Our responsibility is to express an opinion on Rivington Securities, LLC 's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Rivington Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

McBee & Co.

McBee & Co., PC

We have served as Rivington Securities, LLC 's auditor since 2023.

Dallas, Texas
March 6, 2025

RIVINGTON SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash	$	150,441
Prepaid expenses and other assets		11,218
Total Assets	$	161,659

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Related party payable	$	16,047
Accrued expenses		769
Total Liabilities		16,816
Member's Equity		144,843
Total Liabilities and Member's Equity	$	161,659

See accompanying notes to financial statements.

RIVINGTON SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

1.   **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**:

Nature of Operations – Rivington Securities, LLC ("Securities" or the "Company") was formed on April 4, 2002, as a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is a Colorado limited liability company that is wholly owned by Rivington Holdings, LLC ("Parent"). The Company's office is located in Houston, Texas.

The Company is an investment banking firm whose business activities consists of investment banking fees and advisory fees for merger and acquisition transactions. The Company does not maintain custody or possession of customer funds or securities. The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) private placements of securities exclusively with accredited and institutional investors; and (2) mergers and acquisitions and related advisory services.

The Company follows accounting standards set by the Financial Accounting Standards Board, commonly referred to as the FASB. The FASB sets generally accepted accounting principles ("GAAP") that the Company follows to ensure they consistently report their financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the FASB Accounting Standards Codification, sometimes referred to as the Codification or ASC.

Use of Estimates – In preparing the financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

3

NOTES TO FINANCIAL STATEMENTS

NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (continued)

Segment Reporting - The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of investment banking fees and advisory fees related to merger and acquisition transactions. The Company has identified its CEO as the chief operating decisions maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or to pay distributions [dividends where applicable]. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment financial information is identical to that presented in the accompany financial statements.

Going Concern - The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. In previous years, the Company has experienced operating losses and negative cash flows from operations. Whether and when the Company can attain profitability and positive cash flows from operations is uncertain.

Management has a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. During the 12 months from the issuance of this report, the Company will close at least one additional transaction. In addition, in 2025 the Parent has greatly reduced its overhead (approximately 90%), (which has reduced the management fee charged to the Company) allowing the Company to meet its obligations through year-end 2025, even in the event there is no revenue.

The Parent intends to provide additional financing through direct contributions of capital until positive cash flows are generated. The Parent is not contractually obligated to continue to provide support.

Credit Risk – Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. At December 31, 2024, the Company did not hold cash deposits with a bank in excess of Federally insured amounts. The Company places its cash with financial institutions that management believes are creditworthy.

Income Taxes –Securities is a single member limited liability company and is treated as a disregarded entity for income tax purposes. The operating results of the Company are included in the tax returns of the Parent and passed through to its members, therefore, no provision or liability for income taxes has been recorded in the financial statements.

NOTES TO FINANCIAL STATEMENTS

NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (continued)

The Company has not recorded any liabilities as of December 31, 2024 related to the provisions of FASB ASC 740, *Simplifying the Accounting for Income Taxes*. As of December 31, 2024, the Company made no provision for interest or penalties related to uncertain tax positions. The Company files income tax returns in the U.S. federal jurisdiction and various states.

Revenue Recognition – Revenue from contracts with customers includes investment banking fees and advisory fees related to merger and acquisition transactions. The recognition and measurement of revenue under FASB ASC 606, Revenue from Contracts with Customers, is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at the point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the related agreement; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides advisory services for raising private capital and M&A to private companies. The Company is engaged by clients to provide advisory services and manage the related processes of these transactions. Revenue from advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as deferred income. There was no revenue from advisory fees during 2024.

2. **CONCENTRATION OF REVENUE**:

During the year ending December 31, 2024, 100% of the Company's revenue is derived from one customer.

NOTES TO FINANCIAL STATEMENTS

3.   **RELATED PARTY TRANSACTIONS**:

On April 23, 2002, the Company and Parent entered into a Management Agreement (the "Management Agreement"). In accordance with the Management Agreement, Parent provides the Company any and all management and back office services, and overhead expenses including (but not limited to) financial service management, information systems, bookkeeping, record keeping, and clerical services. The Management Agreement was effective for an initial term of one year and renews automatically for successive one year terms unless terminated. Effective January 1, 2014 the Company and Parent entered into the Second Amended and Restated Office and Administrative Services Agreement to include a more definitive provision for compensation to Parent for the services provided. Accordingly, compensation to Parent is comprised of two categories as follows:

Incremental Allocation Services Fee – Base fee charged by Parent for services provided to Securities. The allocation services fee is a fixed amount that is charged by Parent on a monthly basis. For the year ended December 31, 2024, the Company recorded total incremental allocation services fees of $49,608, which is recorded in the following categories on the Statement of Income:


For the Year Ended
December 31, 2024

Professional Fees	$	3,276
Rent		9,828
Travel, meals and entertainment		1,620
Insurance		1,272
Payroll expenses		20,256
Technology and communications		3,252
General and administrative		10,104
Total	$	49,608


As of December 31, 2024, there was $16,047 payable to the Parent.

Overhead Expenses – Additional cost for other overhead expenses as determined by the managing members of Parent. No additional costs were charged for the year ended December 31, 2024.

RIVINGTON SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (continued)

4. **REGULATORY CAPITAL REQUIREMENTS**:

The Company is subject to regulatory net capital rules administered by the SEC's Uniform Net Capital Rule (Rule 15c3-1). Under such rules, the Company is required to maintain minimum net capital equal to the greater of 6 2/3% of aggregate indebtedness as defined or $5,000. As of December 31, 2024, the Company's net capital, as defined, was $133,625 and its net capital in excess of the minimum requirement was $128,625. The Company's net capital ratio was .13 to 1 for December 31, 2024.

5. **COMMITMENTS AND CONTINGENCIES**

Litigation
There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

6. **SUBSEQUENT EVENTS**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2024, and through March 6, 2025, the date of the filing of this report. There have been no other material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2024.

The Company processed a $80,000 capital distribution to the Parent on January 14, 2025.